News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	July 18, 2023

Seabridge Gold Begins Drilling at the 3 Aces Project

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that drilling has commenced at its wholly owned 3 Aces project in Canada's Yukon to complete the testing of a comprehensive exploration model. The program is scheduled to complete 7,500 meters of core and reverse circulation drilling in the Central Core Area (CCA) of the 3 Aces project. Initial targets will focus on expanding mineralized zones on the Hearts and Spades targets.

Rudi Fronk, Seabridge Chairman and CEO, commented, "We are looking forward to executing our first full program at 3 Aces. Our team has been refining our new model and checking its concepts against field observations. They believe this model will provide the basis to integrate past and current drill results into meaningful zones of mineralization.  We expect this program will help us prioritize mineralized zones and take us steps closer to delineating resources."

Mr. Fronk noted that Seabridge Gold's success as a Company has relied extensively upon reserve and resource expansion at its 100%-owned KSM and Courageous Lake projects. "We are proud of our exploration record and we are now gunning for our next round of exploration successes at our 3 Aces and Iskut projects. The preparatory work has been done. At 3 Aces, we are looking for the continuity that eluded previous operators and which is needed for resource delineation. At Iskut, we are focusing on expansion of the Bronson deposit and the discovery of new copper-gold porphyries hinted at in last year's drilling."

The 3 Aces program plans to test four target zones, Spades, Hearts, Hearts West, and Clubs.  In these zones, dilation at the contacts between thick phyllite sequences and coarse interbedded sandstones and conglomerates along second-generation folding event (F2) have consistently shown better gold values.  Evaluations of the target areas will include:

  The gold mineralization in historical drill holes that has not been pursued down plunge of the F2 folds.
  Untested synform-antiform pairs of the F2 folds, identified within the extensive gold-in-soil anomaly of the CCA.
  Interaction between structurally prepared rocks of the earlier F1 folding and the mineralizing F2 folds.

3 Aces was acquired by Seabridge in March 2020 as a district scale, orogenic gold project consisting of 1,734 claims covering 357 km² (35,700 ha). The property is in a readily accessible part of southeastern Yukon, on the eastern margin of the Selwyn Basin, a thick package of sedimentary rocks extending across the Yukon and host to several enormous base metal deposits (Howard's Pass District). Hosted in Hyland Group rocks, interbedded clastics and carbonate sediments are exposed near a regional tectonic boundary. A polyphase fold and fault system overprints the stratigraphy, creating ideal traps for gold-bearing fluids expressed as quartz veins. We believe the 3 Aces target is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Muruntau in Uzbekistan, and Obuasi in Ghana.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the exploration model providing the basis to integrate past and current drill results into meaningful zones of mineralization; (ii) this program helping us to prioritize mineralized zones and moving us closer to delineating resources; (iii) the exploration program plans to test four target zones, Spades, Hearts, Hearts West, and Clubs;  (iv) our belief that the 3 Aces target is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Muruntau in Uzbekistan, and Obuasi in Ghana; and (v) the timing and extent of the work to be performed in work programs in 2023.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the 3 Aces Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; and (ii) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com